UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT



Pursuant to Section 13 or 15(d) of the Securities Exchange Act
of 1934

Date of Report (Date of earliest event reported):
February 13, 2008

THE DOW CHEMICAL COMPANY
(Exact name of registrant as specified in its charter)

Delaware	1-3433	38-1285128
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2030 Dow Center, Midland, Michigan 48674
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code:
(989) 636-1000

Not applicable
(Former name or former address, if changed since last report.)

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

(b) Retirement of Arnold A. Allemang as an Employee Director

On February 13, 2008, Dow announced that Arnold A. Allemang will retire from the Board of Directors of The Dow Chemical Company (the Company) as an employee Director, effective March 1, 2008, as required by the terms and conditions of the Company's Retirement Plan for Employee Directors.

(d) Election of Arnold A. Allemang as a Non-Employee Director

On February 13, 2008, the Board of Directors of the Company elected Arnold A. Allemang as a non-employee Director of the Company, effective March 2, 2008. Mr. Allemang will serve as a member of the Environment, Health and Safety Committee.

There is no arrangement or understanding between Mr. Allemang and any other person pursuant to which Mr. Allemang was elected as a non-employee Director of the Company. There are no transactions in which Mr. Allemang has an interest requiring disclosure under Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: February 15, 2008   THE DOW CHEMICAL COMPANY

By: /s/ William H. Weideman
Name: William H. Weideman
Title: Vice President and Controller